SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02046982

P.E.
7/1/02

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .... July................................, 2002.

Yanzhou Coal Mining Company Limited

(Translation of Registrant's name into English)

40 Fushan Road
Zoucheng, Shandong Province
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F........................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................................]

Exhibit Index at page 2
Total pages: 4

EXHIBIT INDEX

South China Morning Post.
TUESDAY JULY 9 2002

兗州煤業股份有限公司
YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Appointment of Deputy General Managers, Adjustment of Organization Structure And Approval of Self-assessment Report on Establishment of Modern Corporate System

Directors are pleased to announce that a board meeting was held on 8th July 2002 during which resolutions with regard to the following were passed: (1) Appointment of Deputy General Managers; (2) Adjustment of organization structure; and (3) Approval of the self-assessement report on the establishment of a modern corporate system.

Appointment of Deputy General Managers

Pursuant to the nominations by the General Manager Mr. Yang Deyu, Messrs. Tian Fengze and Shi Chengzhong are appointed as Deputy General Managers of the Company.

Profiles

Mr. Tian Fengze, aged 45, is Senior Economist. Mr. Tian joined the former company in 1976 and was appointed as the Head of the Beixu Coal Mine and Vice Party Secretary under the parent company in 1991. Mr. Tian graduated from the Beijing Academy of Management for Cadres in the Coal Industry.

Mr. Shi Chengzhong, aged 39, is Senior Engineer. Mr. Shi joined the former company in 1983 and was appointed as Deputy Chief Engineer under the parent company in 2000. Mr. Shi graduated from the Shandong University of Science and Technology.

Adjustment of Organization Structure

To increase the operating efficiency of the Company's management and to optimize its organization structure and functions, the Company will undergo an internal amalgamation, as a result of which, 12 functional departments will be merged. Upon adjustment, the Company will have 7 functional departments, namely the Secretariat of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Department of Production Technology, Department of Safety Scrutiny and Department of Economic Operation.

Adoption of the self-assessment report on the establishment of a modern corporate system

As required by the China Securities Regulatory Commission and the State Economic and Trade Commission, all the domestically listed companies in the PRC shall conduct self-assessment with regard to the establishment of a modern corporate system. Accordingly, the Company has completed its self-assessment and a relevant report has been compiled.

By order of the Board
Yanzhou Coal Mining Company Limited
Mo Liqi
Chairman

Shandong Province, the People's Republic of China, 8th July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 12, 2002

By ______________________
Chen Guangshui, Secretary